Filed by Pacific City Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: North Asia Investment Corporation

Pacific City Financial Corporation Announces Merger With North Asia Investment Corporation

LOS ANGELES, Jan. 12 /PRNewswire-FirstCall/ — Pacific City Financial Corporation (OTC Bulletin Board: PFCF) (“Pac City”) and North Asia Investment Corporation (NYSE Amex: NHR) (“NAIC”) today jointly announced that they have entered into an Agreement and Plan of Reorganization (the “Agreement”), pursuant to which NAIC will merge with and into Pac City (the “Merger”).  Completion of the transaction is subject to customary conditions, including receipt of all required regulatory approvals and approval of stockholders of each of Pac City and NAIC.

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Pac City is a bank holding company, headquartered in Los Angeles, California, that conducts its operations through Pacific City Bank, a California state-chartered bank.  As of September 30, 2009, Pac City had total assets of $534 million and total equity of $54 million, including $16 million of preferred equity under the TARP program.  NAIC is a special purpose acquisition company incorporated in the Cayman Islands with $50 million of cash-in-trust.  The senior management of Pac City will remain in their respective management positions following the Merger.  In addition, Thomas C. Kang, Chief Executive Officer of NAIC, is expected to become Chairman of Pac City’s Board of Directors (the “Board”).

Jung Chan Chang, Chief Executive Officer of Pac City, commented, “We are extremely pleased to announce the proposed transaction, which brings the significant capital base of NAIC, as well as the board oversight and expertise of Thomas Kang, for the benefit of Pac City.  The management and Board of Directors of Pac City have built a solid franchise, and we look forward to expanding our platform and enhancing our leadership in the Korean-American banking sector on behalf of all of our shareholders.”

“We are very pleased to announce the proposed merger with Pac City,” said Thomas C. Kang, Chief Executive Officer of NAIC.  “NAIC has reviewed approximately 200 potential transactions, and Pac City stood out as a unique investment opportunity for our shareholders.  Pac City will allow our shareholders to participate in the expected recovery of the Southern California economy as well as the dynamic Korean-American banking sector.  We believe the capital of NAIC will complement Pac City’s strong management to create a premier bank in Southern California.  I am also personally honored to be a nominee for the Chairman of the combined entity.  If elected, I will use my varied experiences in the financial services industry, both in the U.S. and Korea, to assist Pac City in its goals of becoming a leading bank and expanding beyond the Korean-American community.”

Under the terms of the Agreement, NAIC shall be merged with and into Pac City, the separate corporate existence of NAIC shall cease, and Pac City shall continue as the surviving corporation in the Merger.  Shareholders and warrant holders of NAIC immediately prior to the effective time of the Merger will become shareholders or warrant holders of Pac City upon consummation of the Merger.  In connection with the Merger, Pac City will issue to the shareholders of NAIC up to a total of 18,461,538 common shares (representing 70.6% of the total Pac City shares to be outstanding after the Merger) for all of the ordinary shares of NAIC upon closing of the Merger, based upon an exchange ratio of 3.0769 shares of Pac City common stock for each ordinary share of NAIC.  The final number of Pac City common shares to be issued may be reduced to reflect any conversions or purchases of public shares by NAIC in connection with the Merger.  Also, the number of Pac City shares to be issued in connection with the Merger has been reduced to reflect the voluntary conversion of 769,231 Pac City shares that would have been issued to NAIC’s founders in exchange for 250,000 of their NAIC ordinary shares (representing 20% of the founders’ NAIC ordinary shares) into 769,231 Pac City warrants in order to reduce the number of shares outstanding after the Merger.

These Pac City warrants that will be issued to NAIC’s founders will have a strike price of $3.25 per share of Pac City common stock and be immediately exercisable after the Merger.  In addition, Pac City will issue 22,938,462 warrants to purchase Pac City common stock with a strike price of $2.44 per share for the 7,455,000 NAIC warrants outstanding (comprised of the sponsors’ warrants and the warrants held by the public) with a strike price of $7.50 that are callable at $13.75.  NAIC’s securities will no longer trade or be outstanding after the consummation of the Merger.  Pac City will seek to have its common stock and warrants listed on the NYSE Amex, which currently lists NAIC’s ordinary shares and warrants, upon consummation of the Merger.

Upon consummation of the Merger, certain of the current directors and executive officers of Pac City as well as Thomas C. Kang will become subject to a lock-up agreement that will restrict the sale of any Pac City common shares owned by them for a period of six months.

Upon the consummation of the Merger, Pac City’s Board will be comprised of seven members, of which a majority will be deemed to be independent as required by the listing requirements of the NYSE Amex.  Pac City will be entitled to designate five directors to the Board.  NAIC will be entitled to designate the Chairman of the Board.  It is expected that Pac City will designate five existing directors of Pac City (including its CEO) to serve as directors and NAIC has indicated it will designate Thomas C. Kang to serve as Chairman of the Board, subject to the approval of the shareholders of Pac City at the meeting of shareholders to be called to vote on the Merger.  It is expected that the nominee for the seventh director of Pac City will be selected jointly by Pac City and NAIC and will not be a present or former director, officer or employee of either company.  The Board of Pacific City Bank will remain the same.

The consummation of the Merger is subject to the review and the declaration of effectiveness of the registration statement by the Securities and Exchange Commission (“SEC”), the approval of the Merger by Pac City’s shareholders, the approval of the Merger by NAIC’s shareholders, and other customary closing conditions.

Esae Capital Partners, LLC served as financial advisor to Pac City in connection with the transaction.  PGP Capital Advisors, LLC served as financial advisor to NAIC in connection with the transaction.  Stuart Moore is serving as legal counsel for Pac City.  Graubard Miller and White & Case LLP are serving as legal counsel for NAIC.

About Pacific City Financial Corporation

Pac City is a bank holding company, headquartered in Los Angeles, California, that conducts its operations through Pacific City Bank (the “Bank”), a California state-chartered bank.  The Bank provides a full range of consumer and business banking services, including accepting deposits into checking and various types of interest-bearing deposit accounts while also originating a full range of commercial, industrial, real estate, Small Business Administration and consumer loans.  The Bank, founded initially to meet the banking needs of the Korean-American community, now provides services to diverse ethnic communities in Southern California through seven branch offices in Los Angeles and Orange counties.  In addition, the Bank maintains four loan production offices in San Francisco, CA, Dallas, TX, Annandale, VA, and Seattle, WA.

About North Asia Investment Corporation

NAIC is a special purpose acquisition company incorporated in the Cayman Islands.  NAIC was formed to acquire, or acquire control of, one or more operating businesses through a merger, stock exchange, stock purchase, asset acquisition, reorganization or other similar business combination.  NAIC has neither engaged in any operations nor generated any revenue to date.

Pac City intends to file a registration statement on Form S-4 that will contain a proxy statement/prospectus with the SEC, and NAIC intends to file a proxy statement, in each case that will contain a proxy statement/prospectus to be used in connection with the Merger.  Shareholders of NAIC are urged to read the proxy statement/prospectus when it becomes available because it will contain important information.  Such persons can also read NAIC’s final prospectus, dated July 23, 2008, its annual report on Form 20-F for the fiscal year ended June 30, 2009 (the “Annual Report”, the Form 6-K that NAIC will file in the next several days which will attach a copy of the Agreement) and other reports as filed with the SEC, for a description of the security holders of NAIC’s officers and directors and their affiliates and their other respective interests in the successful consummation of the Merger.  The definitive proxy statement/prospectus will be mailed to shareholders of record as of a record date to be established for voting on the Merger.  Free copies of these documents can also be obtained, when available, at the SEC’s internet site (http://www.sec.gov).

NAIC, Pac City and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of NAIC’s shareholders to approve the Merger.  Information about NAIC’s directors and executive officers is available in its Annual Report.  Additionally, the underwriters in NAIC’s initial public offering may assist NAIC in these efforts.  The underwriters are entitled to receive deferred underwriting compensation upon completion of the proposed transaction.  Additional information regarding the interests of potential participants will be included in the proxy statement and the registration statement and other materials to be filed by NAIC and Pac City with the SEC.

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1033, as amended.

Forward-Looking Statements

This press release may contain forward-looking statements.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, which are based upon the current beliefs and expectations of the management of Pac City and NAIC, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changing interpretations of generally accepted accounting principles, continued compliance with government regulations, changing legislation or regulatory environments, requirements or changes affecting the business in which Pac City is and will be engaged, management of rapid growth, intensity of competition, general economic conditions, as well as other relevant risks detailed in NAIC’s filings with the SEC and the filings to be made by Pac City with the SEC.  The information set forth herein should be read in light of such risks.  Neither Pac City nor NAIC assumes any obligation to update the information contained in this release.

CONTACT:  Haeyoung Cho of Pacific City Financial Corporation, +1-213-210-2011; or Clara Kim of North Asia Investment Corporation, 822 2198 3330